Exhibit (a)(1)(v)

Forms of Letters from the Fund to Shareholders in connection with Acceptance of Offers of Tender

Princeton Everest Fund

This letter is being sent to you if you tendered shares of the Fund.

Dear Shareholder:

Princeton Everest Fund (the “Fund”) has received and accepted your tender request.

Because you have tendered shares of the Fund (“Shares”) and the Fund has purchased all or a part of your Shares, you have been issued a non-interest bearing, non-transferable promissory note (the “Note”), entitling you to receive an initial payment in an amount equal to at least 95% of the value of the purchased Shares based on the unaudited net asset value of the Fund as of December 31, 2025 , in accordance with the terms of the tender offer (the “Initial Payment”). The Note is held by Ultimus Fund Solutions, LLC, the Fund’s transfer agent, on your behalf. Once payment has been made to you in full under the terms of the Note, the Note will be cancelled.

The Initial Payment will be made as of the later of (1) a period of within 60 days after the December 31, 2025 valuation date, or (2) if the Fund has requested redemptions of its capital from any underlying funds in order to fund the repurchase of Shares, within ten business days after the Fund has received at least 95% of the aggregate amount redeemed by the Fund from the underlying funds. The second and final payment in respect of the Note (the “Post-Audit Payment”) is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the December 31, 2025 valuation date and based upon the results of the annual audit of the Fund’s financial statements for the year in which the valuation date occurred, over (2) the Initial Payment. It is anticipated that the annual audit of the Fund’s financial statements will be completed within 60 days after the end of the fiscal year of the Fund (March 31st) and that the Post-Audit Payment will be made promptly after the completion of the audit.

In the event that it is later determined, subsequent to the tender offer’s valuation date of December 31, 2025 that the tender offer was oversubscribed, the amount of the promissory note issued to you may be reduced in accordance with the terms of the Offer to Purchase to reflect your proportional unit of the aggregate tender offer amounts payable by the Fund. In that case, you will remain an investor in the Fund with respect to your Shares that are not purchased.

Payments of cash in respect of the promissory note will be sent via ACH transfer directly into the account you have designated.

Should you have any questions, please feel free to contact the Fund at 855.924.2454.

Sincerely,

Princeton Everest Fund

Princeton Everest Fund

This letter is being sent to you if you tendered shares of the Fund – Payment of Cash Amount.

Dear Shareholder:

Enclosed is a statement showing the breakdown of your account after the withdrawal resulting from the repurchase of the requested shares (“Shares”) of Princeton Everest Fund (the “Fund”).

Because you tendered Shares, you have previously been issued a promissory note, entitling you to receive an initial payment of at least 95% of the repurchase price (as adjusted by the Fund due to any oversubscription of the tender offer) based on the net asset value of the Fund, determined as of December 31, 2025 , in accordance with the terms of the tender offer. A cash payment of approximately 95% of the repurchase price is being sent via ACH transfer directly into the account you have designated. The remaining value owed under the promissory note will be determined after the annual audit of the Fund’s financial statements is completed (within 60 days after the end of the fiscal year of the Fund (March 31)) and that remaining payment will be made promptly after the completion of the audit.

Should you have any questions, please feel free to contact the Fund at 855.924.2454.

Sincerely,

Princeton Everest Fund

Enclosure

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